November 7, 2017

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Amanda Ravitz, Assistant Director c/o Caleb French

Re:	Ameri Holdings, Inc. Registration Statement on Form S-1 (No. 333-220499)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Act”), Northland Securities, Inc., as representative of the several underwriters, hereby joins Ameri Holdings, Inc. in requesting that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 3:00 p.m. Eastern time on Wednesday, November 8, 2017, or as soon thereafter as possible.

Pursuant to Rule 460 under the Act, we, as representative of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

This is to further advise you that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced Preliminary Prospectus.

Very truly yours,

Northland Securities, Inc.

By:	/s/ Jeff Peterson
Name: Jeff Peterson
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request]